

May 25, 2011

Ms. Anne Sutherland, Esq.
Executive Vice President and General Counsel
Nationstar Mortgage LLC
350 Highland Drive
Lewisville, Texas 75067

Re: Nationstar Mortgage LLC
      Amendment No. 4 to Registration Statement on Form S-4
      Filed May 16, 2011
      File No. 333-171370

Dear Ms. Sutherland:

    We have reviewed your amended registration statement and response letter dated May 16, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to update the financial statements and related information included in your registration statement in accordance with Rule 3-12 of Regulation S-X.

Risk Factors

Our Foreclosure Proceedings in certain states…, page 17

2.   We note your disclosure that you have resumed certain previously delayed foreclosure proceedings. Please revise to further explain your decision to do so.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Analysis of Items on Consolidated Balance Sheet

Liabilities and Members' Equity, page 73

3.   We note your response to comment 2, including the table added on the top of page 74. Please revise your table to present a rollforward of the repurchase requests received as well as a separate rollforward of your reserve for repurchases and indemnifications.

Summary of Other Indebtedness

Originations, page 81

4.   Please update the introductory paragraph to a recent date and include your $50 million warehouse facility. In addition, it appears that of your financing facilities, only the $300 million warehouse facility has been filed as an exhibit to the registration statement. Please file the other facilities or tell us why you are not required to.

Regulation, page 111

5.   Please revise your disclosure on page 113 to specifically state whether there are any known changes to your operating policies or procedures as a result of the consent order. If so, please provide a description of these changes and the financial impact of such changes, if possible.

Certain Relationships and Related Party Transactions, page 133

6.   We note that you have deleted your disclosure that you have not received any fees from the January 2011 agreements with the Amgen entities. Please revise to disclose the amount of fees that you have received to date.

Exhibits 10.10 and 10.11

7.   We reissue comment 4 from our letter dated May 10, 2011.

        You may contact Rebekah Lindsey at (202) 551-3303 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3366 with any other questions.

                        Sincerely,

                        Michael Seaman
                        Special Counsel

cc.   (facsimile only)
            Duane McLaughlin, Esq.
            Cleary Gottlieb Steen & Hamilton LLP
            (212) 225-3999